SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 10

                     MARKETING SPECIALISTS CORPORATION

         ----------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                          Par Value $.01 Per Share
        -----------------------------------------------------------
                      (Title of Class and Securities)

                                 590080107
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               March 30, 2001
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement: ( )



                                    SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MS Acquisition Ltd.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          WC
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          35,674,074
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING              -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          35,674,074
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,160,046
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            85.4%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MSSC Acquisition Corporation
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          35,674,074
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING              -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          35,674,074
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,160,046
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.4%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
                  CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Richmont Capital Partners I, L.P.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          35,674,074
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING              -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          35,674,074
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,160,046
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.4%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  J.R. Investments Corp.
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          35,674,074
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING              -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          35,674,074
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,160,046
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.4%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO
     -----------------------------------------------------------------

                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  John P. Rochon
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          35,674,074
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING              -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          35,674,074
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,160,046
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.4%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Nick G. Bouras
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          35,674,074
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING              -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          35,674,074
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  39,160,046
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.4%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Timothy M. Byrd

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          35,674,074
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING              -----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          35,674,074
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,160,046
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.4%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
     -----------------------------------------------------------------



            This Amendment No. 10 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999, as amended and restated by Amendment No. 1 thereto filed on August 18, 1999, as further amended by Amendment No. 2 thereto filed on January 7, 2000, as further amended by Amendment No. 3 thereto filed on April 3, 2000, as further amended by Amendment No. 4 on June 7, 2000, as further amended by Amendment No.5 on June 23, 2000, as further amended by Amendment No.6 on August 8, 2000, as further amended by Amendment No.7 on November 1, 2000, as further amended by Amendment No.8 on January 26, 2001, and as further amended by Amendment No.9 on February 2, 2001.

      The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 1.   Security and the Issuer.

      This Schedule 13D relates to the Common Stock of the Company issuable upon conversion of the Series 8.0% Convertible Paid-in-Kind Preferred Stock purchased by MS Acquisition on March 28, 2001 (the "Preferred Stock"). The address of the principal executive office of the Company is 17855 North Dallas Parkway, Suite 2000, Dallas, Texas 75287.

Conversion Rights

      Each share of Preferred Stock shall be convertible at any time, or from time to time, unless previously redeemed by the Company, at the option of the holder thereof, into such number of shares of Common Stock as described below. The number of shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the result obtained by dividing (a) $1,000 by (b) the conversion price then in effect and (c) in the case of any fraction of a share of Preferred Stock, by multiplying such result by such fraction. The conversion price shall be determined as follows and thereafter shall be subject to adjustment from time to time pursuant to the terms of the Certificate of Designation:

      a. if by April 30, 2001, a tender offer is commenced by a holder of the Preferred Stock to purchase all the outstanding shares of the Company and all the outstanding shares of Company Common Stock are purchased pursuant to such offer, then the conversion price per share of Preferred Stock shall be equal to the greater of (A) the price per share of Common Stock paid in such tender offer, or (B)$1.46 per share; or

      b. in all other events, the conversion price shall be equal to $1.46 per share of Preferred Stock.

Item 3.     Source and Amount of Funds or Other Consideration

Acquisitions of Beneficial Ownership

The Preferred Stock Purchase Agreement

      Pursuant to the terms of that certain Preferred Stock Purchase Agreement, dated as of March 28, 2001, by and among MS Acquisition and the Company (the "Preferred Stock Purchase Agreement"), MS Acquisition purchased 9,000 shares of Preferred Stock of the Company at a price of $1,000 per share, for an aggregate purchase price of $9,000,000.

      The funds used by MS Acquisition in its acquisition of shares were drawn from the working capital of MS Acquisition, from funds held for investment and by the exchange of certain amounts owed by the Company to MS Acquisition.

      As previously disclosed on Schedule 13D, MS Acquisition previously purchased, and currently holds, 19,965 shares of the same series of Preferred Stock of the Company.


Item 4.     Purpose of Transactions.

The Preferred Stock Purchase Agreement

      The Preferred Stock Purchase Agreement was entered into between the Company and MS Acquisition in order to provide an additional source of capital for the Company's ongoing operations, and to enhance the Company's short-term and long-term liquidity.

      Pursuant to the Preferred Stock Purchase Agreement, MS Acquisition agreed to acquire directly from the Company 9,000 shares of Preferred Stock at a price of $1,000 per share, for an aggregate purchase price of $9,000,000.

      The Item 2 Persons may buy or sell additional shares of Preferred Stock or Common Stock in the open market on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of the Preferred Stock or Common Stock, the terms and conditions of the transaction and prevailing market conditions.

Item 5.  Interest in the Securities of the Issuer.

(a)

      MS Acquisition

      The aggregate number of shares of the Common Stock which MS Acquisition may be deemed beneficially to own under Rule 13d-3 of the Act, assuming conversion of all of the Preferred Stock held by MS Acquisition into Common Stock at the conversion price of $1.46 per share, is 39,160,046. This constitutes approximately 85.4% of the 45,824,585 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by MS Acquisition at the conversion price of $1.46 per share) as of March 28, 2001.



      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons may be deemed beneficially to own under Rule 13d-3 of the Act, assuming conversion of the Preferred Stock into Common Stock, 39,160,040 shares of Common Stock. This constitutes approximately 85.4% of the 45,824,585 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the Item 2 Persons at the conversion price of $1.46 per share) as of March 28, 2001.

(b)

      MS Acquisition

      Assuming conversion of the Preferred Stock into Common Stock at the conversion price of $1.46 per share, MS Acquisition possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 35,674,074 shares of Common Stock. This constitutes approximately 77.8% of the 39,660,201 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of March 28, 2001.

      MS Acquisition possesses the shared power to vote or direct the vote of 3,485,972 shares of Common Stock. This constitutes approximately 7.6% of the 45,674,074 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of November 1, 2000.

      However, MS Acquisition (including all other Item 2 Persons) disclaims beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported and described in Amendment No. 1 of Schedule 13D).


      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, assuming conversion of the Preferred Stock into Common Stock at the conversion price of $1.46 per share, all other Item 2 Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of 35,674,074 shares of Common Stock. This constitutes approximately 77.8% of the 45,824,585 share of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the Item 2 Persons at the conversion price of $1.46 per share) as of March 28, 2001.

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the shared power to vote or direct the vote of 3,485,972 shares of Common Stock. This constitutes approximately 7.6% of the 45,824,585 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of March 28, 2001.

      However, all such Item 2 Persons (including MS Acquisition) disclaim beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post- Merger Voting Agreement (as previously reported and described in Amendment No. 2 of Schedule 13D).

      Other than with respect to the rights created under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to such 3,485,972 shares of Common Stock. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.


(c)
      With the exception of the transactions reported under this Amendment, there have been no transaction in the securities of the Company consummated within the last sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


      As previously disclosed on Schedule 13D, MS Acquisition is a party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company and MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (collectively, the "Former RMSI Shareholders"). Under the terms of the Registration Rights Agreement, MS Acquisition and the other Former RMSI Shareholders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company held by such parties. The Common Stock issuable upon conversion of the Preferred Stock purchased by MS Acquisition pursuant to the Preferred Stock Purchase Agreement is covered by the terms of the Registration Rights Agreement.


Item 7.     Material Filed as Exhibits.


Exhibit I     - -   Joint Filing Agreement among RMSI, MS Acquisition,
                    MSSC, RCPI and JRIC.

Exhibit II    - -   Voting Agreement, dated as of April 28, 1999, between
                    RMSI, Monroe & Company II, LLC, Joseph T. Casey, Glenn
                    F. Gillam, Douglas H. Holstein, Gerald R. Leonard,
                    Sidney D. Rogers, Jr. and Thomas R. Studer.

Exhibit III   - -   Agreement and Plan of Merger, dated as of April 28,
                    1999, by and among the Company, RMSI, MS Acquisition,
                    Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and
                    Jeffrey A. Watt.

Exhibit IV    - -   Form of Certificate of Merger and Exhibit A to
                    Certificate of Merger.

Exhibit V     - -   Post-Merger Voting Agreement, by and among MS
                    Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary
                    R. Guffey, Jeffrey A. Watt, Monroe & Company, LLC and
                    JLM Management Company, LLC.

Exhibit VI    - -   Registration Rights Agreement, dated as of August 18,
                    1999, by and among Merkert American Corporation, MS
                    Acquisition Limited, Ronald D. Pedersen, Bruce A.
                    Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII   - -   Joint Filing Agreement among MS Acquisition, MSSC,
                    RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII  - -   Common Stock Purchase Agreement, dated as of January 7,
                    2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit IX    - -   Common Stock Purchase Agreement, dated as of March 30,
                    2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit X     - -   Stockholders Agreement, dated as of March 30, 2000, by
                    and among Marketing Specialists Corporation, First
                    Union Investors, Inc. and MS Acquisition Limited.

Exhibit XI    - -   Letter, dated as of June 7, 2000, from Richmont Capital
                    Partners I, L.P. to the board of directors of Marketing
                    Specialists Corporation.

Exhibit XII   - -   Certificate of Designation of the Powers, Preferences
                    and Relative, Participating, Optional and Other Special
                    Rights of 8.0% Convertible Paid-In-Kind Preferred Stock and Qualification, Limitations and Restrictions thereof, dated June 22, 2000.

Exhibit XIII  - -   Preferred Stock Purchase Agreement, dated as of June
                    23, 2000, by and between Marketing Specialists
                    Corporation and MS Acquisition Limited.


Exhibit XIV   - -   Preferred Stock Purchase Agreement, dated as of August
                    8, 2000 by and between Marketing Specialists
                    Corporation and MS Acquisition Limited.

Exhibit XV    - -   Certificate of Designation of the Powers, Preferences
                    and Relative, Participating, Optional and Other Special
                    Rights of Series B 8.0% Convertible Paid-In-Kind
                    Preferred Stock and Qualification, Limitations and
                    Restrictions thereof, dated November 1, 2000.

Exhibit XVI   - -   Preferred Stock Purchase Agreement, dated as of
                    November 1, 2000 by and between Marketing Specialists
                    Corporation and MS Acquisition Limited.

Exhibit XVII  - -   Preferred Stock Purchase Agreement, dated as of January
                    26, 2001 by and between Marketing Specialists
                    Corporation and MS Acquisition Limited.

Exhibit XVII  - -   Letter, dated February 7, 2001, from Richmont Capital
                    Partners I, L.P. to the Special Committee of the Board of Directors of Marketing Specialists Corporation.

Exhibit XIX   - -   Certificate of Designation of the Powers, Preferences
                    and Relative, Participating, Optional and Other Special
                    Rights of Series C 8.0% Convertible Paid-In-Kind
                    Preferred Stock and Qualification, Limitations and
                    Restrictions thereof, dated March 28, 2001.*

Exhibit XX    - -   Preferred Stock Purchase Agreement, dated as of March
                    28, 2001 by and between Marketing Specialists
                    Corporation and MS Acquisition Limited.*


*Filed with this Amendment



                                 SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 28, 2001           MS ACQUISITION LTD.

                                       By:   MSSC Acquisition Corporation,
                                             its General Partner

                                       By:    /s/ Tim Byrd
                                             -----------------------------
                                             Name: Tim Byrd
                                             Title:Vice President



                               EXHIBIT INDEX


Exhibit I    - Joint Filing Agreement among RMSI, MS Acquisition, MSSC,
               RCPI and JRIC

Exhibit II   - Voting Agreement, dated as of April 28, 1999, between RMSI,
               Monroe & Company II, LLC, Joseph T. Casey, Glenn F. Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer

Exhibit III  - Agreement and Plan of Merger, dated as of April 28, 1999, by and among the Company, RMSI, MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt

Exhibit IV   - Form of Certificate of Merger and Exhibit A to Certificate
               of Merger

Exhibit V    - Post-Merger Voting Agreement, by and among MS Acquisition,
               Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey
               A. Watt, Monroe & Company, LLC and JLM Management Company,
               LLC

Exhibit VI   - Registration Rights Agreement, dated as of August 18, 1999, by and among Merkert American Corporation, MS Acquisition Limited, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII  - Joint Filing Agreement among MS Acquisition, MSSC,
               RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII - Common Stock Purchase Agreement, dated as of
               January 7, 2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit IX   - Common Stock Purchase Agreement, dated as of March
               30, 2000, by and between Marketing Specialists
               Corporation and MS Acquisition Limited.

Exhibit X    - Stockholders Agreement, dated as of March 30, 2000, by and among
               Marketing Specialists Corporation, First Union
               Investors, Inc. and MS Acquisition Limited.


Exhibit XI   - Letter, dated as of June 7, 2000, from Richmont
               Capital Partners I, L.P. to the board of directors of Marketing Specialists Corporation.

Exhibit XII  - Certificate of Designation of the Powers,
               Preferences and Relative, Participating, Optional and Other Special Rights of 8.0% Convertible Paid-In-Kind Preferred Stock and Qualification, Limitations and
               Restrictions thereof, dated June 22, 2000.

Exhibit XIII - Preferred Stock Purchase Agreement, dated as of
               June 23, 2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.


Exhibit XIV  - Preferred Stock Purchase Agreement, dated as of August 8,
               2000 by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit XV   - Certificate of Designation of the Powers, Preferences and
               Relative, Participating, Optional and Other Special Rights of Series B 8.0% Convertible Paid-In-Kind Preferred Stock and Qualification, Limitations and Restrictions thereof, dated November 1, 2000.

Exhibit XVI  - Preferred Stock Purchase Agreement, dated as of November 1,
               2000 by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit XVII - Preferred Stock Purchase Agreement, dated as of January 26,
               2001 by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit XVIII- Letter, dated February 7, 2001, from Richmont Capital
               Partners I, L.P. to the Special Committee of the Board of Directors of Marketing Specialists Corporation.

Exhibit XIX  - Certificate of Designation of the Powers, Preferences and
               Relative, Participating, Optional and Other Special Rights of Series C 8.0% Convertible Paid-In-Kind Preferred Stock and Qualification, Limitations and Restrictions thereof, dated March 28, 2001.*

Exhibit XX   - Preferred Stock Purchase Agreement, dated as of March 28,
               2001 by and between Marketing Specialists Corporation and MS Acquisition Limited.*

*Filed with this Amendment